Exhibit 99.53

Aphria Continues Expansion into Australia with Strategic Investment in Althea Company Pty Ltd.

Investment and supply agreement enhances Aphria’s foothold into international markets

Leamington, Ontario and Melbourne, Australia — January 15, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) today announced that it has signed a supply agreement with Australian-based Althea Company Pty Ltd. (“Althea”) and invested $2.5 million in Althea in exchange for 25% shareholdings in the Company. The investment increases Aphria’s presence in the emerging Australian cannabis market.

As part of the supply agreement, Aphria will provide Althea with packaged co-branded cannabis oil and dried flower products for the Australian medical cannabis market, further expanding Aphria brand’s footprint globally. Althea has already received import permits from the Australian Government’s Office of Drug Control (ODC) and Aphria is expected to export the first shipment this month, subject to regulatory approvals by Health Canada.

This is the second supply agreement Aphria has entered into with the Australian market as the Company continues to expand its international operations. In October 2017, Aphria announced that it had completed its first shipment of cannabis oil to Australian medical life science company, Medlab Clinical Limited.

“Australia’s fledgling medical cannabis market continues to present attractive growth opportunities and is a key pillar of Aphria’s international expansion strategy,” said Vic Neufeld, CEO of Aphria. “We are excited to work with Althea to realize the market potential and ensure that Australian patients get access to high-quality medical cannabis.”

“Althea is very pleased to partner with Aphria, a global leader in cannabis production, to supply medicinal cannabis products to the Australian market,” said Josh Fegan, Managing Director of Althea. “Australian patients deserve immediate access to a wide range of quality medication and this strategic investment and supply agreement enables Althea to meet the growing patient demand for medical cannabis, whilst the company establishes its domestic operation.”

We Have a Good Thing Growing.

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada. Aphria is truly powered by sunlight, allowing for the most natural growing conditions available. Aphria is committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders.

About Althea

Althea focuses on the supply of high-quality medicinal cannabis for eligible patients across Australia. Althea prides itself on patient care and will be the first cannabis company in the world to offer a complimentary concierge service, providing a simple pathway for healthcare professionals and patients to access medication. Upon approval of its medicinal cannabis licence, Althea will commence with the construction of a state-of-the-art greenhouse facility located in Victoria.

For further information please contact:

Nina Godard

Edelman

nina.godard@edelman.com

416-455-6324

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual volumes under the agreement, expectations with respect to the performance of Althea Company Pty Ltd., expectations for future growing capacity and costs, the completion of any capital project or expansions, expectations of receipt of Health Canada or the Australian Government Office of Drug Control approvals and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical cannabis industry in Canada and Australia generally, income tax and regulatory matters; the ability of Aphria and/or Althea to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.